April 25, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:                             McEwen Mining Inc.

Form 10-K for the Year Ended December 31, 2012, Filed March 11, 2013

Correspondence dated March 25, 2014

Correspondence dated April 7, 2014

File No. 001-33190

Dear Ms. Jenkins:

We refer to your correspondence dated April 7, 2014, addressed to Robert McEwen, CEO of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”), relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 10-K").  The comment relates to an earlier letter addressed to McEwen Mining, dated March 12, 2014, to which we have replied on March 25, 2014. This letter contains the response to the comment contained in your April 7, 2014 letter.

Accordingly, the Company’s response is as follows:

Form 10-K for the Year Ended December 31, 2012

Item 9.A. Controls and Procedures, page 103

1.              In accordance with the Staff’s comment, we have filed Amendment No. 2 on Form 10-K/A to the 2012 10-K to indicate that our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were not effective because of our failure to identify the requirement to file separate financial statements for our significant equity investee, Minera Santa Cruz S.A..

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact the undersigned at + 1 647 258 0395.

Sincerely,

MCEWEN MINING INC.

Perry Y. Ing

Vice President & Chief Financial Officer

cc:                                Mr. Robert McEwen, Chief Executive Officer — McEwen Mining Inc..

Mr. Nils F. Engelstad, Vice President and General Counsel — McEwen Mining Inc.

Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.

Mr. Mark Irwin, Audit Partner — KPMG LLP